FORM 3
                    UNITED STATES
         SECURITIES AND EXCHANGE COMMISSION          _____________________
                WASHINGTON, D.C.  20549             |    OMB APPROVAL     |
                                                    |---------------------|
                 INITIAL STATEMENT OF               |OMB NUMBER: 3235-0104|
          BENEFICIAL OWNERSHIP OF SECURITIES        |EXPIRES:             |
                                                    |   DECEMBER 31, 2001 |
      Filed pursuant to Section 16(a) of the        |ESTIMATED AVERAGE    |
        Securities Exchange Act of 1934,            |BURDEN HOURS         |
       Section 17(a) of the Public Utility          |PER RESPONSE..... 0.5|
         Holding Company Act of 1935                |_____________________|
      or Section 30(f) of the Investment
             Company Act of 1940
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1.  Name and Address of Reporting Person

         Gravina                    Thomas                        J.
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       (Last)                      (First)                    (Middle)
     c/o ATX Telecommunications Services, Inc.
         50 Monument Road
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                                  (Street)
       Bala Cynwyd                 PA                            19004
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       (City)                      (State)                      (Zip)

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2.  Date of Event Requiring Statement (Month/Day/Year)
    April 23, 2001
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3.  I.R.S. Identification Number of Reporting Person, if an entity
    (voluntary)

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4.  Issuer Name and Ticker or Trading Symbol
    CoreComm Limited (COMM)
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5.  Relationship of Reporting Person(s) to Issuer (Check all applicable)
    (  ) Director
    (  ) 10% Owner
    (  ) Officer (give title below)
    (X) Other (specify title below)
     President and Chief Operating Officer of CoreComm-ATX, Inc.
     (a Subsidiary of the Issuer)
    -------------------------------------
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6.  If Amendment, Date of Original (Month/Day/Year)

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7.  Individual or Joint/Group Filing (Check Applicable Line)
    _X__Form filed by One Reporting Person
    ___Form filed by More than One Reporting Person

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TABLE I - NON-DERIVATIVE SECURITIES BENEFICIALLY OWNED
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|1. Title of Security|2. Amount of   |3. Ownership   |4. Nature of        |
|   (Instr. 4)       |   Securities  |   Form: Direct|   Indirect         |
|                    |   Beneficially|   (D) or      |   Beneficial       |
|                    |   Owned       |   Indirect (I)|   Ownership        |
|                    |   (Instr. 4)  |   (Instr. 5)  |   (Instr. 5)       |
|--------------------|---------------|---------------|--------------------|

  Common Stock             5,766,321         (D)
  Common Stock                96,000         (I)        Held by minor children



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TABLE II - DERIVATIVE SECURITIES BENEFICIALLY OWNED
          (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)
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1. Title of Derivative Security (Instr. 4)

         1. Employee Stock Options
         2. Series "B" Senior Convertible Exchangeable Preferred Stock
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2. Date Exercisable and Expiration Date (Month/Day/Year)

       1.       (1)                                    09/28/2010
       2.       Immed.
     ------------------------                  -------------------------
         Date Exercisable                            Expiration Date
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3.     Title and Amount of Securities Underlying Derivative Security

       1.  Common Stock                                     75,000
       2.  Common Stock                                  1,206,789
        --------------------------------        -------------------------------
               Title                          Amount or Number of Shares
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4. Conversion or Exercise Price of Derivative Security

       1.  $ 7.94
       2.  $32.11
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5. Ownership Form of Derivative Security: Direct(D) or Indirect(I)
   (Instr. 5)

       1.  (D)
       2.  (D)
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6. Nature of Indirect Beneficial Ownership (Instr. 5)


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   EXPLANATION OF RESPONSES:

(1) Mr. Gravina was granted 75,000 options on September 28, 2000, of which 20% vested immediately, another 20% vested on January 1, 2001, and an additional 20% vest every January 1st thereafter.



       /s/  Thomas J. Gravina                         April 30, 2001
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   **  SIGNATURE OF REPORTING PERSON                      DATE


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   ** INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS CONSTITUTE FEDERAL CRIMINAL VIOLATIONS. SEE 18 U.S.C. 1001 AND 15 U.S.C. 78ff(a).

  NOTE: FILE THREE COPIES OF THIS FORM, ONE OF WHICH MUST BE MANUALLY SIGNED. IF SPACE IS INSUFFICIENT, SEE INSTRUCTION 6 FOR PROCEDURE.

  POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB NUMBER.
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